Exhibit 12.2

El Pollo Loco, Inc.

Computation of Ratios of Earnings to Fixed Charges

The table below sets forth EPL's ratio of earnings to fixed charges on a consolidated basis for each of the time periods indicated.  This ratio shows the extent to which EPL generates enough earnings after the payment of all expenses other than interest to make required interest payments on its debt.

	Fiscal Years					39 Weeks Ended
	2004	2005	2006	2007	2008	September 30, 2008	September 30, 2009
	(dollars in thousands)
Fixed Charges:
Interest expense	$14,089	$28,559	$25,293	$25,138	$22,430	$16,871	$20,575
Capitalized interest	95	190	166	252	205	145	34
Interest portion of rent expense	799	815	965	1,107	1,266	926	1,020
Total fixed charges	$14,983	$29,564	$26,424	$26,497	$23,901	$17,942	$21,629
Earnings:
Pretax income	$5,347	$(6,141)	$5,429	$3,209	$(47,688)	$(7,148)	$(7,563)
Add fixed charges	14,983	29,564	26,424	26,496	23,901	17,942	21,629
Subtract capitalized interest	(95)	(190)	(166)	(252)	(205)	(145)	(34)
Total earnings	$20,235	$23,233	$31,687	$29,453	$(23,992)	$10,649	$14,032
Ratio of earnings to fixed Charges(1)	1.4	0.8	1.2	1.1	-1.0	0.6	0.6

(1)
For purposes of calculating the ratio of earnings to fixed charges, earnings consist of net income before taxes plus fixed charges (excluding capitalized interest).  Fixed charges consist of interest (expense and capitalized) on all indebtedness, plus a proportion of rental expense deemed to be representative of an interest factor.